ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333−169984
December 8, 2010

December 8, 2010

Ivanhoe Mines and Rio Tinto approve agreement to provide funding to continue full-scale construction toward early production in 2012 from first phase of Oyu Tolgoi copper-gold complex in Mongolia

New and existing funding measures could yield up to US$6.5 billion

Rio Tinto to fully participate in Ivanhoe Mines’ expanded rights offering now intended to raise up to US$1.2 billion

Companies agree to suspend arbitration proceeding for 6 months

•	Rio Tinto to immediately exercise US$300 million portion of Series B Ivanhoe warrants

•	Rio Tinto to purchase 20 million Ivanhoe shares at market price

•	Firm cap of 49% on Rio Tinto’s ownership stake in Ivanhoe Mines to continue until January 18, 2012

•	Rio Tinto to work with Ivanhoe to secure a comprehensive project-finance package

•	Rio Tinto to provide Ivanhoe with up to US$1.8 billion in interim financing

•	Rio Tinto to assume management of Oyu Tolgoi Project, subject to approval of Oyu Tolgoi LLC board

ULAANBAATAR, MONGOLIA – Ivanhoe Mines and Rio Tinto have reached a comprehensive agreement covering a series of measures intended to provide funding to complete the accelerated, full-scale construction of the first phase of the Oyu Tolgoi copper-gold complex in southern Mongolia, Ivanhoe Mines’ Office of the Chairman announced today.

The full series of funding measures, including an interim funding facility from Rio Tinto and cash on hand available to Ivanhoe Mines, could increase to US$6.5 billion the pool of development capital available to Ivanhoe to bring Oyu Tolgoi into full production and also to finance associated investments.

As part of the new agreement, Rio Tinto has committed to participate directly in several funding measures – including the forthcoming rights offering announced by Ivanhoe Mines on October 18 – that could generate up to US$4.4 billion of the potential US$6.5 billion.

In addition, Rio Tinto has agreed to work closely with Ivanhoe Mines to complete a major project-finance package that Ivanhoe is negotiating with a group of international financial institutions, government credit agencies and commercial banks.

‘Evolution and expansion’ of four-year relationship

“The mutually beneficial evolution and expansion of the scope of Ivanhoe’s four-year relationship with Rio Tinto comes at a pivotal time in the development of Oyu Tolgoi,” said Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines.

“Successful completion of all of the measures that we have identified will give us more than sufficient capital to begin initial production at Oyu Tolgoi in 2012.”

The joint Ivanhoe Mines-Rio Tinto Technical Committee has endorsed an estimate that a further US$4.6 billion in capital will be required from the beginning of 2011 through to the start of production. By the end of 2010, capital totalling US$1.4 billion will have been invested in developing Oyu Tolgoi.

Mr. Friedland said that a 2011 budget proposal has been presented to the Board of Directors of Oyu Tolgoi LLC, the Mongolian company that owns and will operate the Oyu Tolgoi Project. The budget also will be reviewed by the Ivanhoe Mines board and details will be publicly reported in the near future.

The terms of the expanded and renewed relationship between Ivanhoe Mines and Rio Tinto are established under a legally binding Heads of Agreement that has been approved by the Ivanhoe Mines Board of Directors and Rio Tinto’s Investment Committee.

The agreement arranges for Ivanhoe Mines to acquire financing for Oyu Tolgoi through a schedule of equity investments and major financing commitments by Rio Tinto, including Rio Tinto’s exercise of all of its rights under the announced rights offering that is expected to be completed by the end of January 2011. Following completion of the rights offering, Ivanhoe Mines expects it will have gained assurances of access to up to US$4.4 billion in received, fully committed and readily or potentially available funds. A total of up to US$3.7 billion of the projected capital under the various investments and rights will come from Rio Tinto, including proceeds from warrants, a subscription right, up to US$1.8 billion in interim financing and approximately US$500 million as Rio Tinto’s estimated share of the rights offering.

Rio Tinto will work with Ivanhoe Mines toward a shared goal of successfully concluding current negotiations for a long-term, limited recourse project-finance package of up to US$3.6 billion during the first half of 2011, which then would replace any interim financing advanced by Rio Tinto.

Mr. Friedland said that in exchange for its capital and commitments, Rio Tinto will have the right to a maximum ownership stake in Ivanhoe Mines of up to 49% during the next 13 months and, subject to approval of the Oyu Tolgoi board, Rio Tinto will assume management of the building and operation of the Oyu Tolgoi mining complex.

Completing Oyu Tolgoi an overriding ‘common objective’

“The corporate cooperation, commitments and shared purpose represented in our new agreement are good news for Oyu Tolgoi, for the people and government of Mongolia and for the shareholders of Ivanhoe Mines and Rio Tinto.

“The suspension of the current arbitration procedure for six months, agreed to by both companies, is further confirmation of our immediate focus on the common objective of building Oyu Tolgoi and provides potential opportunities for the companies to pursue a permanent settlement of issues that have arisen,” Mr. Friedland added.

“In less than two years, we expect to be initiating production at Oyu Tolgoi – more than six months earlier than previously projected. We now have more than 5,500 people based at site, more than 60% of them Mongolians, building what is firmly on track to become one of the world’s largest and most technologically advanced mining operations. On-site jobs in 2011 will peak at almost 14,000, with an additional 3,700 Mongolians receiving skills training sponsored by Oyu Tolgoi to qualify them for work in the country’s rapidly growing mining sector.”

The Heads of Agreement negotiations with Rio Tinto were conducted for Ivanhoe Mines by the recently created Office of the Chairman, whose principals are Mr. Friedland, Executive Chairman and Chief Executive Officer; Peter Meredith, Deputy Chairman; and Sam Riggall, Executive Vice President, Business Development and Strategic Planning. Tony Giardini, Chief Financial Officer, provided support throughout the negotiations. Citi and Hatch Corporate Finance were advisers to Ivanhoe Mines.

Principal provisions of the Ivanhoe Mines-Rio Tinto Heads of Agreement are summarized in this news release. The full text of the agreement will be available on the Ivanhoe Mines website: www.ivanhoemines.com.

Table 1. Selected Ivanhoe Mines’ projected and present capital resources

Item	US$ billions
Series B warrants (partial exercise, Rio Tinto)	$0.3
Remaining Series B warrants – expire Oct 2011 (1) (Rio Tinto)	$0.1
Series C warrants – to be exercised by Jan. 2012 (Rio Tinto)	$0.4
Subscription right (2) (Rio Tinto)	Up to approx. $0.6
Interim funding facility (3) (Rio Tinto)	$1.8
Total projected potential Rio Tinto investment (excluding share of rights offering)	Up to approx. $3.2
Planned total from rights offering (4) (open to all Ivanhoe shareholders, incl. Rio Tinto)	Up to 1.2 (target range $1.0–$1.2)
Total projected potential Rio Tinto investment plus planned total from rights offering (4)	Up to approx. $4.4
Long-term project financing, net of repayment of Rio Tinto interim facility (5) (international lenders)	$1.8
Cash available at Ivanhoe – as of Dec. 31, 2010 (6)	$0.3
Total projected funds from Rio Tinto, rights offering, project financing & cash	Up to approx. $6.5

(1)	Includes anti-dilution warrants previously issued to Rio Tinto.
(2)
Rio Tinto is not required to exercise its subscription right, in which case there may be no proceeds from the subscription right. The exercise price of the subscription right will be based on the prevailing market price at the time of exercise. For example, up to approximately US$0.6 billion of proceeds assumes a US$25.00 per share exercise price on all shares issuable under the subscription right.

(3)	Interim facility to be replaced when funds become available following completion of the long-term project financing package now under negotiation (see note 5).
(4)	Assumes rights offering will be fully subscribed.
(5)	Assumes a debt package of US$3.6 billion is secured from a syndicate of international lenders and replaces the Rio Tinto interim funding facility of US$1.8 billion.

(6)	Projected available cash position as of December 31, 2010 (excludes cash associated with SouthGobi Resources and Ivanhoe Australia).

Rio Tinto to exercise nearly US$800 million in remaining warrants, beginning with US$300 million in Series B warrants upon closing

●
Rio Tinto immediately will exercise US$300 million worth of Series B warrants, representing approximately 75% of the Series B warrants granted to Rio Tinto as part of the 2006 private-placement agreement governing Rio Tinto’s original investment in Ivanhoe Mines. The US$300 million payment, covering the purchase of 33.8 million shares each priced at US$8.88, will be received approximately 10 months ahead of the scheduled October 2011 expiry of the Series B warrants.

●
Rio Tinto has committed to complete the exercise of its remaining Series B warrants by their scheduled October 2011 expiry, for a total payment to Ivanhoe Mines of approximately US$110 million, plus additional proceeds that result from the anti-dilution adjustment for the planned rights offering, subject to the final terms of the rights offering.

●
Rio Tinto also has committed to exercise its entire allotment of Series C warrants, progressively as required, by January 2012 – nine months ahead of their scheduled expiry. This will provide payments to Ivanhoe Mines totalling approximately US$350 million, plus additional proceeds that result from the anti-dilution adjustment for the planned rights offering, subject to the final terms of the rights offering.

Exercise of warrants and share purchases to increase Rio Tinto’s ownership in Ivanhoe Mines

●
The exercise of US$300 million worth of Series B warrants and the direct purchases of 10 million Ivanhoe Mines shares from each of Citibank and Mr. Friedland are expected to increase Rio Tinto’s ownership stake in Ivanhoe to approximately 42.3%, from the current level of 34.8%, before the record date for the rights offering.

●
Mr. Friedland announced in October that he would participate in the rights offering to the maximum extent permitted to maintain his level of ownership in Ivanhoe Mines after completion of the rights offering. Rio Tinto has agreed to purchase from Mr. Friedland 10 million Ivanhoe Mines shares at a prevailing market price equal to the 20-day average closing price of the stock ending December 8, 2010. Proceeds received by Mr. Friedland from the sale of shares to Rio Tinto may be used by Mr. Friedland to help finance the potential acquisition of any rights that become available in the secondary market during the subscription period.

●
Rio Tinto also has agreed to purchase 10 million Ivanhoe Mines shares from Citibank at a prevailing market price equal to the 20-day average closing price of the stock ending December 8, 2010. Settlement is expected to take place at the close of the rights offering and the 10 million shares will be subject to the anti-dilution adjustment for the rights offering. The arrangement between Citibank and Rio Tinto relates to hedging a cash-settled contract between Citibank and Mr. Friedland. As previously disclosed, Mr. Friedland has entered into a loan agreement and a cash-settled contract with Citibank to finance his participation in the rights offering. Citibank may obtain the shares to be sold to Rio Tinto through a stock loan or other private arrangement.

Rio Tinto’s interest in Ivanhoe Mines capped at 49% until January 18, 2012

●
The Heads of Agreement establishes a firm cap of 49% on Rio Tinto’s maximum interest in Ivanhoe Mines that may be achieved through the exercise of all warrants, the exercise of the right to subscribe, from time to time, for additional Ivanhoe shares and permitted open-market purchases of common shares. In addition, the expiry of the standstill limitation, including the firm 49% cap, is extended for three months, from October 18, 2011, to January 18, 2012.

●
The original standstill provision of the 2006 private-placement agreement between Ivanhoe Mines and Rio Tinto, as subsequently amended, limited Rio Tinto to the ownership of a maximum interest of 46.6% in Ivanhoe Mines until October 2011.

●
Since October 2006, Rio Tinto has acquired shares, exercised warrants, converted a debt facility and sold equipment amounting to a combined investment of US$1.7 billion in Ivanhoe Mines. Rio Tinto presently owns 34.8% of Ivanhoe Mines.

Table 2. Potential Rio Tinto investments in Ivanhoe Mines and resulting levels of ownership

Item	Investment (US$ billions)	% interest in IVN (1)
Total of Rio Tinto investments prior to Dec. 2010	$1.7	34.8%
Series B warrants (immediate partial exercise)	$0.3	38.7%
Purchase of 20 million Ivanhoe Mines shares from Robert Friedland and Citibank (2)	$0.5	42.3%
Participation in planned rights offering (3) (to be completed in Jan. 2011)	$0.5	42.3%
Remaining Series B warrants – expire Oct. 2011 (4)	$0.1	43.5%
Series C warrants – to be exercised by Jan. 2012	$0.4	46.8%
Subscription right (5)	Up to approx. $0.6	48.5%
3.7 million shares purchased in open market (6)	$0.1	49.0%
Total Potential Rio Tinto investment (before Interim Funding Facility)	Up to approx. $4.2	49.0%

(1)	Based on 532.4 million shares outstanding as of December 7, 2010.
(2)
Price per share will be based on the 20-day average closing price ending December 8, 2010. For example, US$0.5 billion assumes a US$25.00 per share purchase price. Ivanhoe Mines will not receive any proceeds from the transactions.

(3)	Assumes rights offering will be fully subscribed.
(4)	Includes anti-dilution warrants previously issued to Rio Tinto.
(5)
Rio Tinto is not required to exercise its subscription right, in which case there may be no proceeds from the subscription right. The exercise price of the subscription right will be based on the prevailing market price at the time of exercise. For example, up to approximately US$0.6 billion of proceeds assumes a US$25.00 per share exercise price on all shares issuable under the subscription right.

(6)
If acquired, the per share purchase price will be based on the prevailing market price at the time of acquisition. For example, US$0.1 billion assumes a US$25.00 per share purchase price on all 3.7 million shares. Ivanhoe Mines will not receive any proceeds from the transactions.

Ivanhoe’s expanded rights offering to receive Rio Tinto’s full support and participation

●
Rio Tinto has committed to fully participate in the strategic rights offering that was announced by Ivanhoe Mines on October 18, 2010. Rio Tinto will exercise all of the rights to which it is entitled, thereby maintaining, at a minimum, what is expected to be its 42.3% level of ownership in Ivanhoe on the record date for the rights offering.

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The expanded rights offering is expected to generate between US$1.0 billion and US$1.2 billion in proceeds, an increase of 20% over the original estimate provided in October. Ivanhoe Mines is preparing to file a final prospectus, containing terms of the rights offering, with Canadian and US securities regulators in the near future.

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The previous declaration by Mr. Friedland that he will participate in the rights offering to the maximum extent possible, combined with the new assurance of support from Rio Tinto, ensures that almost 60% of the total issued rights will be exercised, creating a strong foundation of support for the launch of the rights offering. Rio Tinto and Mr. Friedland are Ivanhoe Mines’ two largest shareholders.

Rio Tinto to work with Ivanhoe Mines to complete international project-finance package of up to US$3.6 billion

●
Ivanhoe Mines and Rio Tinto have committed to work together to achieve a comprehensive project-finance package for Oyu Tolgoi, which the companies intend to have in place by June 2011. Ivanhoe Mines announced earlier this year that discussions are progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to US$3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. Other government credit agencies and commercial banks are expected to be added to the core group of lenders.

●
The companies have agreed that final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

●
Part of the project-finance package would be used to refinance any drawdowns under the interim funding facility, outlined below, if funds from the interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to US$6.5 billion – not including sunk costs, which will total an estimated US$1.4 billion at the end of 2010, and future cash-flow generation from early production.

Rio Tinto to provide unsecured, US$1.8 billion interim funding facility to Ivanhoe Mines

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Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of US$1.8 billion to sustain Oyu Tolgoi construction while a project-finance package is being negotiated. The interim facility will be drawn upon only after all the proceeds allocated for the development of Oyu Tolgoi from the rights offering and from the exercise of warrants have been utilized for the development of Oyu Tolgoi and if the project-finance package has not yet become available for disbursement. The interim facility will be on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.

●
The function of the interim funding facility is to ensure that Ivanhoe Mines has the required financial resources to continue building the project without interruption, even if there is an unexpected delay in securing the project-finance package. The interim funding facility, if drawn upon, is intended to be refinanced with funds to be provided under the project-finance package.

Arbitration proceedings suspended for six months

●
Ivanhoe Mines and Rio Tinto have agreed to suspend the current arbitration between the companies for six months. An arbitrator had scheduled hearings to begin on January 18, 2011. Ivanhoe Mines had submitted a statement of defence in October that rejected a claim made by Rio Tinto in July this year that a Shareholders’ Rights Plan approved by Ivanhoe’s minority shareholders on May 7, 2010, had breached Rio Tinto’s contractual rights under its agreements with Ivanhoe. Ivanhoe Mines also had initiated a counter-claim as part of the arbitration proceeding, contending that Rio Tinto had breached certain covenants in its October 2006 private-placement agreement with Ivanhoe. Rio Tinto has filed a statement of defence to the counter-claim.

The arbitration suspension will end immediately if a formal take-over bid for Ivanhoe Mines is announced or commenced, or if either company takes any action that the other reasonably believes prejudices its rights.

Rio Tinto to assume management of Oyu Tolgoi Project

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The Oyu Tolgoi Project is owned by Oyu Tolgoi LLC, a Mongolian company. Ivanhoe Mines owns 66% of Oyu Tolgoi LLC and the Mongolian Government owns the remaining 34%. Ivanhoe Mines presently appoints six of the nine Oyu Tolgoi LLC directors; the other three directors are appointed by the Mongolian Government. Under the Heads of Agreement, Ivanhoe Mines will select three directors and Rio Tinto will select three of the six directors allocated to Ivanhoe.

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Ivanhoe Mines and Rio Tinto have agreed on terms for a contract, subject to approval of the Oyu Tolgoi LLC board, under which Rio Tinto will assume the right to manage the Oyu Tolgoi Project. It is proposed that the Rio Tinto Project Manager will have full authority over the remaining construction, mining, production of concentrate and future smelting/refining, including the nomination of senior management to be appointed by the Oyu Tolgoi LLC board.

●
Ivanhoe Mines will continue to directly manage ongoing exploration on the Oyu Tolgoi licences outside the projected life-of-mine area, with budgets greater than US$30 million a year (escalated for inflation) requiring approval of the Rio Tinto Project Manager.

●
Ivanhoe Mines and Rio Tinto have agreed to jointly establish a working group to study proposals for electrical power, infrastructure and smelting for Oyu Tolgoi. The working group will consult with representatives of Erdenes MGL, Mongolia’s state-owned resources company that holds Mongolia’s 34% stake in Oyu Tolgoi, in developing proposals to be submitted to the Oyu Tolgoi LLC board.

Corporate governance measures provide assurance of independence

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Rio Tinto has committed to not seek representation on the Ivanhoe Mines board in excess of its proportional ownership in Ivanhoe Mines until the standstill covenant expires in January 2012. Rio Tinto has further committed to maintain a majority of independent directors on the Ivanhoe Mines board until January 2014. One incumbent director selected by Ivanhoe Mines senior management, and two incumbent directors selected by Mr. Friedland – on condition that Mr. Friedland continues to own at least 10% of Ivanhoe – will remain directors on the Ivanhoe board until January 2014.

The board believes that this assurance of independence will enable it to continue its assessment of strategic initiatives to maximize value for all shareholders.

●
Mr. Friedland will continue to serve as Executive Chairman and Chief Executive Officer of Ivanhoe Mines, and as head of the company’s recently established Office of the Chairman, which is leading the assessment of potential strategic initiatives and directing negotiations to create and enhance value for shareholders. To help maintain the highest standard of corporate governance, David Huberman, the lead independent director on the Ivanhoe Mines board, will be nominated to assume the title and responsibilities of Chairman of the Board following Ivanhoe’s next annual general meeting to be held in May 2011. Mr. Friedland then will remain Chief Executive Officer and continue as a director on the Ivanhoe Mines board.

About Ivanhoe Mines (www.ivanhoemines.com)

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts

Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering or project-finance package will be successfully completed in the future, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” included in the preliminary prospectus or in the Company’s Annual Information Form, which are filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the rights offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or dealer managers participating in the rights offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.